Exhibit 8.1

LIST OF SUBSIDIARIES

	Jurisdiction of
	Incorporation or	Percentage of
Name of Subsidiary	Organization	Ownership
China Information Technology Holdings Limited	British Virgin Islands	100%
Information Security Software Investment Limited	Hong Kong	100%
Information Security Technology International Co., Limited	Hong Kong	100%
HPC Electronics (China) Company Limited	Hong Kong	100%
Dongguan Information Security Technology Co., Ltd.	PRC	100%
TopCloud Software Co., Ltd.	PRC	100%
Information Security Technology (China) Co., Ltd.	PRC	100%
Information Security IoT Tech. Co., Ltd.	PRC	100%
iASPEC Geo Information Technology Co., Ltd. (“iASPEC”)	PRC	Variable interest entity
Biznest Internet Tech. Co., Ltd.	PRC	100% by iASPEC
Shenzhen Taoping Internet Tech Co., Ltd.	PRC	100% by iASPEC
iASPEC Bocom IoT Tech. Co., Ltd.	PRC	100% by iASPEC